Sircles Media, Inc.
A Delaware Corporation

Financial Statements and Independent Auditor's Report
December 31, 2024 and 2023

SIRCLES MEDIA, INC.

TABLE OF CONTENTS



To the Board of Directors of
Sircles Media, Inc.
Sacramento, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Sircles Media, Inc. (the "Company") which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has an accumulated deficit of $7,211,100 as of December 31, 2024, has sustained net losses of $2,144,615 and $1,292,781 and has negative cash flows from operations of $1,895,486 and $1,202,604 for the years ended December 31, 2024 and 2023, both respectively, and has not yet generated substantial operating revenues. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
March 10, 2025

Artesian CPA, LLC
1312 17th Street, #462 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

SIRCLES MEDIA, INC.
Balance Sheets
As of December 31, 2024 and 2023

		2024		2023
ASSETS				
Current Assets:				
Cash and cash equivalents	$	760,102	$	472,547
Escrow receivable		-		27,658
Other receivable		10,310		-
Due from related party		-		2,795
Prepaid expense		16,107		10,548
Inventory		11,694		14,738
Total Current Assets		798,213		528,286
Non-Current Assets:				
Property and equipment, net		4,615		6,119
Trademark		65,000		65,000
Total Non-Current Assets		69,615		71,119
TOTAL ASSETS	$	867,828	$	599,405
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current Liabilities:				
Accounts payable and accrued liabilities	$	100,325	$	77,627
Deferred revenue		41,885		40,462
Due to related party		1,335		1,206
Loan payable - related party		100		100
Sales tax payable		5,140		-
Total Current Liabilities		148,785		119,395
Non-current Liabilities:				
SAFE liability		6,667,139		4,362,375
Total Non-current Liabilities		6,667,139		4,362,375
Total Liabilities		6,815,924		4,481,770
Stockholders' Deficit:				
Series Seed Preferred Stock, $0.0001 par, 10,000,000 shares authorized, 2,637,010 shares issued and outstanding, and liquidation preference of $1,254,425 as of both December 31, 2024 and 2023		264		264
Class A Common Stock, $0.0001 par, 9,000,000 shares authorized, 8,600,000 shares issued and outstanding as of both December 31, 2024 and 2023		860		860
Class B Common Stock, $0.0001 par, 21,000,000 shares authorized, 8,881,903 shares outstanding and 9,031,903 shares issued as of both December 31, 2024 and 2023		903		903
Treasury stock		(7,000)		(7,000)
Additional paid-in capital		1,268,042		1,189,158
Subscription receivable		(65)		(65)
Accumulated deficit		(7,211,100)		(5,066,485)
Total Stockholders' Deficit		(5,948,096)		(3,882,365)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	867,828	$	599,405

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

SIRCLES MEDIA, INC.
Statements of Operations
For the years ended December 31, 2024 and 2023

	2024	2023
Subscription revenues	$ 3,269	$ -
Events revenues	1,187	-
Product sales revenues	102,057	-
Cost of good sold on product sales	(53,694)	-
Gross profit on product sales	48,363	-
Operating Expenses:		
Research and development	1,109,010	913,506
Selling, general and administrative	940,187	407,507
Total Operating Expenses	2,049,197	1,321,013
Loss from operations	(1,996,378)	(1,321,013)
Other Income/(Expense):		
Realized gain from U.S. Treasury securities	24,599	33,507
Unrealized gain/(loss) from U.S. Treasury securitie	-	(3,611)
Interest income	21	579
Interest expense - SAFE issuance costs	(172,857)	(2,243)
Total Other Income/(Expense)	(148,237)	28,232
Provision for income taxes	-	-
Net Loss	$ (2,144,615)	$ (1,292,781)

SIRCLES MEDIA, INC.
Statements of Changes in Stockholders' Deficit
For the years ended December 31, 2024 and 2023

| | Series Seed Preferred Stock | | Class A Common Stock | | Class B Common Stock | | Treasury Stock | | Additional Paid-in Capital | Subscription Receivable | Accumulated Deficit | Total Stockholders' Deficit |
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
Balance at December 31, 2022	2,637,010	$ 264	8,600,000	$ 860	8,847,506	$ 900	150,000	$ (7,000)	$ 1,114,491	$ (65)	$ (3,773,704)	$ (2,664,254)
Exercised stock options	-	-	-	-	34,397	3	-	-	24,997	-	-	25,000
Stock-based compensation	-	-	-	-	-	-	-	-	49,670	-	-	49,670
Net loss	-	-	-	-	-	-	-	-	-	-	(1,292,781)	(1,292,781)
Balance at December 31, 2023	2,637,010	$ 264	8,600,000	$ 860	8,881,903	$ 903	150,000	$ (7,000)	$ 1,189,158	$ (65)	$ (5,066,485)	$ (3,882,365)
Stock-based compensation	-	-	-	-	-	-	-	-	72,830	-	-	72,830
Warrants	-	-	-	-	-	-	-	-	6,054	-	-	6,054
Net loss	-	-	-	-	-	-	-	-	-	-	(2,144,615)	(2,144,615)
Balance at December 31, 2024	2,637,010	$ 264	8,600,000	$ 860	8,881,903	$ 903	150,000	$ (7,000)	$ 1,268,042	$ (65)	$ (7,211,100)	$ (5,948,096)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

SIRCLES MEDIA, INC.
Statements of Cash Flows
For the years ended December 31, 2024 and 2023

		2024		2023
Cash flows from operating activities				
Net loss	$	(2,144,615)	$	(1,292,781)
Adjustments to reconcile net loss to net cash used in operating activities:				
Stock-based compensation		72,830		49,670
Warrants		6,054		-
SAFE issuance costs		172,857		2,243
Depreciation		1,504		1,129
Unrealized gain and accrued interest from U.S. Treasury securities		-		(1,123)
Realized gain from U.S. Treasury securities		(24,599)		-
Changes in operating assets and liabilities:				
Decrease/(increase) in due from related party		2,795		(1,813)
Decrease/(increase) in other receivables		(10,310)		-
Decrease/(increase) in prepaid expense		(5,559)		23,226
Decrease/(increase) in inventory		3,044		(14,738)
Increase/(decrease) in accounts payable and accrued liabilities		23,821		30,377
Increase/(decrease) in deferred revenue		1,423		-
Increase/(decrease) in sales tax payable		5,140		-
Increase/(decrease) in due to related party		129		1,206
Net cash used in operating activities		(1,895,486)		(1,202,604)
Cash flows from investing activities				
Purchase of property and equipment		-		(3,987)
Purchase of U.S. Treasury securities		(997,758)		(394,857)
Redemption of U.S. Treasury securities		1,121,000		1,071,416
Net cash provided by investing activities		123,242		672,572
Cash flows from financing activities				
Proceeds from issuance of SAFE		2,332,422		-
SAFE issuance costs		(172,857)		-
Proceeds from exercise of stock options		-		25,000
Net cash provided by financing activities		2,159,565		25,000
Net change in cash in banks		387,321		(505,032)
Net change in cash equivalents		(99,766)		99,766
Cash at beginning of the year		472,547		877,813
Cash at end of the year	$	760,102	$	472,547
Supplemental disclosure of cash flow information				
Cash paid for interest	$	-	$	-
Cash paid for income taxes	$	-	$	-

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2024 and 2023 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Sircles Media, Inc. (the "Company") is a corporation organized on February 12, 2018 under the laws of Delaware. The Company was originally formed under the name Social Circle LLC as a Delaware limited liability company. On December 15, 2019, the Company converted from a Delaware limited liability company to a Delaware corporation and changed its name from Social Circle LLC to Sircles Media, Inc. The Company is a social media company which operates a mobile networking application.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with the development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, the costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

In January 2024, the Company launched its mobile networking application. While the product is now available, there can be no assurance that it will achieve widespread adoption or commercial success. Commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue incurring operating losses and cash outflows from operations in the near term.

Cash and Cash Equivalents

For purposes of balance sheet presentation and reporting of cash flows, the Company considers all unrestricted demand deposits, money market funds and highly liquid debt instruments with an original maturity of less than 90 days to be cash and cash equivalents. The Company have no cash equivalents as of December 31, 2024 and 2023 (see Note 4). As of December 31, 2024 and 2023, the Company's cash in bank balances exceeded federally insured limits by $274,382 and $56,119, respectively.

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2024 and 2023 and for the years then ended

Short-term Investments

The Company considers all securities with an original maturity of more than three months but less than a year to be short-term investments. See Note 4.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables were not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' deficit on the balance sheet. As of December 31, 2024 and 2023, subscription receivable presented as a contra equity account was $65.

Prepaid Expense

Prepaid expense includes amounts paid in advance for services to be rendered to the Company. As of December 31, 2024 and 2023, prepaid expense was $16,107 and $10,548, respectively, which pertains to advance payment for insurance, subscription, and web hosting services from a related party.

Inventory

Inventory consists of products purchased intended for sale. Inventory is carried at the lower of cost or market and accounted for using the weighted average method. Inventory as of December 31, 2024 and 2023 amounted to $11,694 and $14,738, respectively.

The management regularly evaluates inventory for possible impairment and obsolescence, and estimates inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and price discounted channels, and the amount of inventory on hand. When the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded. No impairment was recognized for the years ended December 31, 2024 and 2023.

Property and Equipment

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using straight-line method over management's estimate of each asset's useful life. The Company's property and equipment consisted of computer equipment with an estimated useful life of five years. As of December 31, 2024 and 2023, the total cost was $7,749. Depreciation expense recognized was $1,504 and $1,129 for the years ended December 31, 2024 and 2023, respectively. The net carrying value as of December 31, 2024 and 2023 was $4,615 and $6,119, respectively.

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2024 and 2023 and for the years then ended

Trademark

Costs to acquire rights to trademarks are capitalized and amortized over their expected economic useful lives. The Company determined that its acquired trademark is an indefinite-live intangible asset and therefore did not record amortization expense, but assesses for impairment annually. Where the future benefits of the rights are unknown, these costs are expensed as they are incurred. For the years ended December 31, 2024 and 2023, the Company recorded no impairment.

Impairment of Long-lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. No impairment was recognized for the years ended December 31, 2024 and 2023.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Financial instruments consist principally of cash, short-term investments, receivables, accounts payable, accrued liabilities and other current liabilities. The carrying amounts of such financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature. The treasury holdings described in Note 4 were valued using level 1 inputs.

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2024 and 2023 and for the years then ended

The Company measures the SAFE agreements at fair value based on significant inputs not observable in the market, which causes it to be classified as a Level 3 measurement within the fair value hierarchy. The valuation of the future equity obligations use assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company assesses these assumptions and estimates on an ongoing basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value of the SAFE agreements related to updated assumptions and estimates are recognized within the statements of operations. The future equity obligations may change significantly as additional data is obtained, impacting the Company's assumptions regarding probabilities of outcomes used to estimate the fair value of the liability. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in a current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact the Company's results of operations in future periods. The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the future equity obligations, including a liquidity event or future equity financing. Both the market value of the underlying securities and the probability of the settlement outcomes include unobservable Level 3 inputs.

During the years ended December 31, 2024 and 2023, no change in fair value to the SAFE agreements was recorded as the agreements were entered into with relatively consistent terms across an extended period of time with third parties, valuation caps exceeded the Company's estimated valuation, there were no substantial changes to the Company and its valuation as it remained in a similar stage of development, and therefore the face value was determined to be representative of fair value. A roll-forward of the level 3 valued SAFE agreements activity and balances over the periods presented is as follows:

Balance, December 31, 2022	$	4,362,375
Balance, December 31, 2023		4,362,375
Issuance of SAFE agreements		2,304,764
Balance, December 31, 2024	$	6,667,139

Revenue Recognition

ASC Topic 606, *Revenue from Contracts with Customers* establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2024 and 2023 and for the years then ended

As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company's main revenue stream primarily relates to sales of beverages through their webstore, with small amounts of other merchandise, events, and revenue recognized from business subscriptions. Product sales, including beverages and merchandise, are recognized at the point in time that the items are shipped. Event income is recognized at the point in time that the event occurs. Subscription revenues are recognized over the subscription period.

Cost of Goods Sold on Product Sales

Costs of goods sold on product sales include the costs of the products sold and associated freight costs.

Deferred Revenue

Orders that have been placed and paid as of year-end but have not been fulfilled are recorded as deferred revenue. Deferred revenue consists of collections from a rewards crowdfunding platform. In exchange for funds received from the platform, contributors will receive early access to the Company's beta app, coupons for Tech 2U services, or favorable placement of their business within the Company's app at launch, depending on their contribution amount. Tech 2U, a related party, is commonly controlled by the majority shareholders of the Company. Deferred revenue was $41,885 and $40,462 as of December 31, 2024 and 2023, respectively.

SAFE Agreements

The SAFE agreements are classified as marked-to-market liabilities pursuant to ASC 480. The SAFE agreements are recorded as a long-term liability at their estimated fair value. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings. See Note 5 and Fair Value of Financial Instruments section of Note 2 above.

Advertising

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2024 and 2023 were $445,204 and $28,073, respectively.

Research & Development

Research and development costs are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2024 and 2023 and for the years then ended

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options is determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2021-2024 tax years remain open to examination.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. Management adopted this standard in 2022 and adoption of such had no impact on the Company's

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2024 and 2023 and for the years then ended

financial statements and disclosures as it has no long-term lease agreements.

In January 2017, the FASB issued ASU 2017-04, *Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment.* ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company adopted this standard effective in these financial statements, which did not have a material impact on Company's financial condition or results of operations.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The Company has evaluated whether there are certain conditions and events considered in the aggregate that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $7,211,100 as of December 31, 2024, has sustained net losses of $2,144,615 and $1,292,781 and has negative cash flows from operations of $1,895,486 and $1,202,604 for the years ended December 31, 2024 and 2023, both respectively. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon the Company obtaining adequate capital to fund its operating losses until it establishes a revenue stream and becomes profitable. Management has evaluated these conditions and plans to continue as a going concern by raising additional capital through sales of equity securities and borrowing. Management believes its plans are sufficient to fund the working capital needs of the Company until the earlier of one year from the date of the issuance of these financial statements or the occurrence of sufficient future positive cash flows from operations. Management cannot provide assurance that the Company will be successful in accomplishing its plans. If the Company is not able to obtain the necessary additional financing on a timely basis, the Company will be forced to delay or scale down some or all of its development activities or perhaps even cease the operation of its business. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2024 and 2023 and for the years then ended

NOTE 4: U.S. TREASURY SECURITIES

The Company purchased U.S Treasury securities as follows:

Security type	Date purchased	Maturity date		Purchase price	Market Value December 31 2024	Market Value December 31 2023
Short-term						
U.S. Treasury Bill	April 17, 2024	October 17, 2024	$	292,219	N/A	N/A
U.S. Treasury Bill	May 03, 2024	August 27, 2024	$	108,152	N/A	N/A
U.S. Treasury Bill	May 03, 2024	August 27, 2024	$	98,320	N/A	N/A
U.S. Treasury Bill	June 25, 2024	December 26, 2024	$	399,386	N/A	N/A
U.S. Treasury Bill	July 24, 2024	October 24, 2024	$	99,681	N/A	N/A
Cash equivalent						
U.S. Treasury Bill	October 18, 2023	January 18, 2024	$	98,643	N/A	$ 99,766

The U.S. Treasury securities that matured in 2024 and 2023 were redeemed for a total of $1,121,000 and $1,100,000, respectively. The Company recognized realized gains of $24,599 and $33,507 for the years ended December 31, 2024 and 2023, respectively, including the $1,123 unrealized gain recognized in 2023. Interest earned from the U.S. Treasury note amounted to $0 and $362 and for the years ended December 31, 2024 and 2023, respectively.

NOTE 5: SAFE

The Company has conducted offerings of Simple Agreements for Future Equity ("SAFEs") under Regulation Crowdfunding and Regulation D. The SAFEs have no maturity date and bear no interest.

The SAFEs entitle the holder to convert the SAFEs into the Company's preferred stock. The terms provide for discounted (see table below) automatic conversion of the SAFEs' purchase amounts into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

In the case of a liquidity event (as defined in the agreement) before the termination of the SAFE, the SAFE will automatically be entitled to receive a portion of proceeds equal to the greater of (a) cash equal to the face value of the SAFE ("Purchase Amount") or (b) the amount payable on the number of shares of common stock equal to the Purchase Amount divided by the liquidity price (defined in the agreement as a share price determined by dividing the applicable valuation cap to the Company's then outstanding capitalization).

The SAFEs provide holders with various additional protections, including preferences over stockholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. Upon a dissolution, the SAFEs are junior to debts, senior to common stock, and on par with preferred stock. If the SAFEs convert into the Company's preferred stock, it will all have the same rights and privileges of the preferred stock from the triggering financing, except that the liquidation preference

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2024 and 2023 and for the years then ended

will be equal to the Purchase Amount.

During the years ended December 31, 2024 and 2023, the Company issued $2,304,764 and $29,900 of SAFEs and incurred $172,857 and $2,243 of broker fees related to these offerings, each respectively, which were charged to interest expense due to the indeterminate period of the SAFEs.

As of December 31, 2024 and 2023, the Company had a total outstanding SAFE liability of $6,667,139 and $4,362,375, respectively, which approximates fair value. No SAFEs have been converted into equity, nor have any terminated or expired based on the terms of the agreements. SAFE holders will receive a number of shares of preferred stock calculated using the method that results in the greater number of preferred stock: (a) Purchase Amount applied at the discount rate (see table below) on the price of preferred stock issued to new investors or (b) Purchase Amount divided by the quotient of the applicable valuation cap and the total amount of the Company's capitalization at that time.

Conversion Discount	Valuation Cap	2024	2023	2022	2021	2020
10%	$ 10,000,000	$ -	$ -	$ -	$ -	$ 300,000
10%	11,000,000	-	-	-	-	995,035
10%	18,000,000	-	-	-	400,000	-
10%	23,000,000	-	-	1,564,931	1,072,509	-
10%	26,000,000	370,100	29,900	-	-	-
10%	30,000,000	1,934,664	-	-	-	-
		$ 2,304,764	$ 29,900	$ 1,564,931	$ 1,472,509	$ 1,295,035

As of December 31, 2024 and 2023, $0 and $27,658, respectively, of these subscribed SAFEs were not yet closed out of escrow and therefore were recorded as escrow receivable in the balance sheet.

NOTE 6: STOCKHOLDERS' DEFICIT

From inception through December 15, 2019, Sircles Media, Inc. (formerly Social Sircle LLC) was a limited liability company. Social Circles LLC denominated its membership interests as a series of common unit classifications, which were converted into the newly created classes of stockholders' equity in Sircles Media, Inc.

The Company is authorized to issue a total of 40,000,000 shares of stock: (a) 30,000,000 shares of $0.0001 par value common stock, consisting of 9,000,000 shares of Class A Common Stock and 21,000,000 shares of Class B Common Stock and (b) 10,000,000 shares of $0.0001 par value preferred stock, all designated as Series Seed Preferred Stock.

Class A Common Stock has voting rights of 10 votes per share and Class B Common Stock has voting rights of 1 vote per share. Preferred stock is entitled to vote with holders of Class B Common Stock on an as-converted basis. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.

The preferred stockholders have certain dividend preferences over common stockholders and other protective provisions. The shares of preferred stock are subject to an optional conversion right, where shares are convertible into fully paid and non-assessable shares of Class B Common Stock at a 1:1 rate, with certain dilution protections. All shares of preferred stock are subject to automatic

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2024 and 2023 and for the years then ended

conversion into the Company's Class B Common Stock upon an initial public offering or by vote or written consent of the requisite holders.

The preferred stockholders are entitled to a liquidation preference over common stockholders of the greater of: (a) the original issue price of $0.4757 (subject to dilution protection adjustments) plus any unpaid dividends and (b) on an as converted to Class B Common Stock basis. The total liquidation preference as of December 31, 2024 and 2023 was $1,254,425.

Preferred Stock

As of December 31, 2024 and 2023, 2,637,010 shares of Series Seed Preferred Stock were issued and outstanding.

Class A Common Stock

As of December 31, 2024 and 2023, 8,600,000 shares of Class A Common Stock were issued and outstanding.

Class B Common Stock

As of December 31, 2024 and 2023, 8,881,903 shares of Class B Common Stock were outstanding and 150,000 shares held in treasury.

Stock Options

In February 2021, the Company adopted the 2021 Stock Incentive Plan (the "Plan"), which provides stock awards including incentive and non-statutory stock options to employees, directors, consultants and affiliates of the Company. The stock options generally have a term of up to ten (10) years, or five (5) years for incentive stock options issued to stockholders owning more than 10% of the Company. The stock options are subject to vesting restrictions determined on a case-by-case basis.

As of December 31, 2024 and 2023, the Company had reserved 1,467,494 shares of Class B Common Stock for issuance under the Plan, and there were 389,800 and 479,800 shares of Class B Common Stock available for grant, respectively.

A summary of options activities for the years ended December 31, 2024 and 2023 is as follows:

	Options	Weighted Average Exercise		Intrinsic Value	
Outstanding as of December 31, 2022	948,297	$	0.48	$	-
Granted	284,397		0.51		
Forfeited	(90,000)		0.48		
Exercised	(34,397)		0.73		
Expired	(155,000)		0.48		
Outstanding as of December 31, 2023	953,297	$	0.48	$	-
Granted	290,000		0.73		
Expired	(200,000)		0.48		
Outstanding as of December 31, 2024	1,043,297	$	0.55	$	-
Exercisable as of December 31, 2023	837,694	$	0.48		
Exercisable as of December 31, 2024	968,297	$	0.54		

See accompanying Independent Auditor's Report

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2024 and 2023 and for the years then ended

	2024	2023
Weighted average grant-date fair value of options granted during the year	$ 0.17	$ 0.22
Weighted average duration (years) to expiration of outstanding options at year-end	7.57	8.28

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option pricing model to determine the grant-date fair value of stock options granted:

	2024	2023
Risk-free interest rate	3.92% - 4.19%	4.66% - 5.60%
Expected term (in years)	5.0-5.2	0.04-6.4
Expected volatilty	50.00%	50.00%
Expected dividend yield	0.00%	0.00%

The total grant-date fair value of the options granted during the years ended December 31, 2024 and 2023 were $50,530 and $62,100, respectively. In 2024 and 2023, vested options totaling 200,000 and 155,000, respectively, expired three (3) months after the services of the option holders were terminated. The stock-based compensation expense recognized for the years ending December 31, 2024 and 2023 was $72,830 and $49,670, respectively. The unrecognized compensation costs of $14,400 as of December 31, 2024 will be recognized in 2025.

Stock-based compensation expense was classified in the statements of operations as follows:

	2024	2023
Selling, general and administrative	$ 20,740	$ 11,700
Research and development	52,090	37,970
	$ 72,830	$ 49,670

Stock Warrants

During the year ended December 31, 2024, the Company issued 34,397 warrants as compensation to consultants for services related to investor meetings and fundraising efforts. These warrants were granted as non-cash consideration and are classified as equity in accordance with ASC 718 (stock-based compensation). The warrants have a term of 10 years with an exercise price of $0.72 and were vested immediately.

The fair value of the warrants granted was $6,054, determined on the grant date using the Black-Scholes valuation model with inputs consistent with those disclosed for stock option valuations disclosed above. Since these warrants were issued in connection with fundraising efforts, the Company recorded the full amount as expense in the statement of operations. As of December 31, 2024, none of the issued warrants has been exercised, and the outstanding warrants remain fully vested and exercisable. The intrinsic value as of December 31, 2024 was $0.

NOTE 7: RELATED PARTY TRANSACTIONS

Tech 2U

In 2022, the Company entered into a web hosting agreement with Tech 2U, a related party under

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2024 and 2023 and for the years then ended

common control, for a total consideration of $50,000. The Company paid the full amount in 2022. As of December 31, 2023, $7,917 of the consideration was recognized as prepaid expense. The Company incurred expenses on this agreement of $7,917 and $22,083 for the years ended December 31, 2024 and 2023, respectively.

In 2023, the Company engaged Tech 2U to provide technical support and promotional services on a month-to-month contract at a rate of $5,000 per month. The Company recognized $45,000 of operating expense for the year ended December 31, 2023 under this agreement. As of December 31, 2023, the outstanding amount is $5,000, which is included in accounts payable on the balance sheet. An additional $10,000 was recognized to expenses under this agreement in the year ended December 31, 2024.

In 2024, the Company engaged Tech 2U to provide technical support and promotional services with the following terms: the Company will pay Tech 2U $40,000 for all project planning and implementation described in the agreement. For ongoing management/support, beginning March 1, 2024, the Company will pay Tech 2U $7,000 monthly. The Company recognized $110,000 of operating expense for the year ended December 31, 2024 under this agreement.

Williams Broadcasting

In January of 2024, the Company entered into two agreements with Williams Broadcasting, owned and operated by Rob Williams who is a member of the Company's board of directors. The Company entered into a six-month agreement for $50,000 to promote the Sircles app, encourage downloads and app usage, and promote its crowdfunding campaign, with all $50,000 recognized to 2024 operating expenses. Additionally, the Company entered into a profit-sharing agreement to share 50% of the net profits from the sales of the Happiest Hour wellness beverage through the Sircles store. Under this agreement, the Company has incurred obligations to pay Williams Broadcasting a total of $20,070 for 2024 sales. $1,335 of this amount (relating to December sales) was payable as of December 31, 2024 and recorded as due to related party liabilities on the balance sheet.

NOTE 8: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. As of December 31, 2024 and 2023, the Company had net deferred tax assets before valuation allowance of $2,065,460 and $1,404,766, respectively.

The following table presents the deferred tax assets by source:

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2024 and 2023 and for the years then ended

	2024	2023
Deferred tax asset:		
Net operating loss carryforwards	$ 1,342,261	$ 895,719
Book-to-tax differences	314	1,010
R&D capitalization differences	528,709	366,628
R&D credit	194,175	141,409
Valuation allowance	(2,065,460)	(1,404,766)
Net deferred tax asset	$ -	$ -

The Company incurs Federal and California income taxes at rates of 21% and 8.84% of gross margin, respectively, and has used an effective blended rate of 27.98% to calculate the deferred tax assets. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized.

In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2024 and 2023, cumulative losses through December 31, 2024, and no history of generating taxable income. Therefore, valuation allowances of $2,065,460 and $1,404,766 were recorded as of December 31, 2024 and 2023, respectively. The valuation allowance increased by $664,277 in 2024. The effective rate is reduced to 0% for 2024 and 2023 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2024 and 2023, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $4,796,599 and $3,198,969, respectively.

NOTE 10: SUBSEQUENT EVENTS

2021 Stock Incentive Plan

The Company increased the shares reserved for issuance under its 2021 stock incentive plan to an aggregate of 6,000,000 shares.

Stock Options

The Company granted a total of 250,000 stock options to purchase shares of its Class B Common Stock under the 2021 Stock Incentive Plan in connection with services performed for the Company. The stock options have an exercise price of $0.7268 and have a term of ten years. All 250,000 stock options were fully vested through the issuance date of these financial statements.

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2024 and 2023 and for the years then ended

Management's Evaluation

Management has evaluated subsequent events through March 10, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.